EXHIBIT 99.1

Endeavour Silver Reports Solid 2022 Financial Results: Earnings Conference Call at 9am PST (12pm EST) Time

VANCOUVER, British Columbia, March 02, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the year ended December 31, 2022. All dollar amounts are in US dollars (US$).

“Our strong and reliable operating performance resulted in robust 2022 financial results. We are especially pleased to have delivered against our all-in sustaining cost guidance of less than $20 per ounce, despite industrywide inflationary pressures, as a result of our strong production performance. Cost control will continue to be a key focus for the operations group in 2023, as we find pockets of cost moderation and business improvements,” stated Dan Dickson, CEO of Endeavour Silver. “As silver prices rebounded in Q4, we were able to take advantage of the higher prices by selling almost half of the year’s projected sales towards the end of the year, which resulted in robust cash flow to fund our growth plans.”

Mr. Dickson added, “While the market anticipates the official construction decision at Terronera, our funding plan remains intact. We have been advancing development activities with our existing cash, while we confirm a viable debt financing package. We believe that project execution is the correct path for adding long-term value, as we position ourselves as a top silver investment vehicle for investors seeking industry leading growth.”

2022 Highlights

  Production Surpassed Guidance: Production of 5,963,445 ounces (oz) of silver and 37,548 oz of gold for 9.0 million oz silver equivalent (AgEq)1 as compared to upward revised guidance of 7.6-8.0 million oz AgEq.
  Strong Revenue: Net revenue of $210.2 million from the sale of 6,464,869 oz of silver and 38,868 oz of gold at average realized prices of $22.07 per oz silver and $1,814 per oz gold.
  Costs Per Ounce Relatively In-Line with Guidance, Despite Industry-Wide Inflation: Cash costs(2) of $10.65 per oz payable silver were slightly above guidance due to increased labour, power, consumables and royalty costs and all-in sustaining costs (2) of $19.97 per oz is below cost guidance due to the increased silver oz produced.
  Healthy Balance Sheet: Cash position of $83.4 million and $93.6 million in working capital(2). Cash decreased in the 4th quarter, as funds were spent on development activities at Terronera.
  Increased Cash Flow: $54.0 million in operating cash flow before working capital changes(2), and mine operating cash flow before taxes(2) of $78.5 million.
  Net Income: Net earnings of $6.2 million, or $0.03 per share, were impacted by inflationary pressures and a reduction in the realized silver price as compared to the prior year.
  Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)(2): Generated EBITDA of $51.9 million, 6% decrease from prior year due to the lower realized silver prices offset by the increased production.
  Construction Preparation Advances at the Terronera Project: Progress on development activities include onsite delivery of mobile mining equipment, procurement of major equipment, and assembly of initial project infrastructure such as the temporary mine maintenance shop and a permanent camp facility. Earthworks included site clearing, road upgrades and underground mine access development.
  Financial Due Diligence Continues on Financing the Terronera Project: The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in the coming months.
  Published Initial Mineral Resource Estimate for the Pitarrilla Project: One of the world’s largest undeveloped silver projects, Pitarrilla will form the cornerstone of the Company’s growth profile, together with Terronera and Parral (see News Release dated December 8, 2022).

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended December 31			2022 Highlights	Year Ended December 31
2022	2021	% Change		2022	2021	% Change
			Production
1,830,835	1,443,564	27%	Silver ounces produced	5,963,445	4,870,787	22%
10,370	9,446	10%	Gold ounces produced	37,548	42,262	(11%)
1,816,813	1,432,578	27%	Payable silver ounces produced	5,912,509	4,826,681	22%
10,196	9,261	10%	Payable gold ounces produced	36,901	41,438	(11%)
2,660,435	2,199,244	21%	Silver equivalent ounces produced(1)	8,967,285	8,251,747	9%
11.65	8.65	35%	Cash costs per silver ounce(2)(3)	10.65	9.31	14%
15.03	11.99	25%	Total production costs per ounce(2)(4)	14.70	14.70	0%
19.38	19.48	(1%)	All-in sustaining costs per ounce (2)(5)	19.97	20.34	(2%)
224,289	213,492	5%	Processed tonnes	834,542	887,424	(6%)
135.71	112.91	20%	Direct operating costs per tonne(2)(6)	130.80	115.36	13%
177.35	136.62	30%	Direct costs per tonne(2)(6)	155.63	133.97	16%
14.86	13.41	11%	Silver co-product cash costs(7)	14.35	15.11	(5%)
1,212	1,038	17%	Gold co-product cash costs(7)	1,180	1,072	10%
			Financial
82.0	48.5	69%	Revenue ($ millions)	210.2	165.3	27%
2,816,882	1,413,699	99%	Silver ounces sold	6,464,869	3,856,883	68%
11,843	8,715	36%	Gold ounces sold	38,868	39,113	(1%)
21.86	23.41	(7%)	Realized silver price per ounce	22.07	25.22	(12%)
1,783	1,811	(2%)	Realized gold price per ounce	1,814	1,790	1%
8.0	(0.5)	1790%	Net earnings (loss) ($ millions)	6.2	14.0	(56%)
8.1	4.6	74%	Adjusted net earnings (loss) (11) ($ millions)	6.9	(6.5)	206%
21.7	12.2	77%	Mine operating earnings ($ millions)	51.5	36.4	42%
30.7	18.2	68%	Mine operating cash flow before taxes ($ millions)(8)	78.5	61.9	27%
22.5	10.7	110%	Operating cash flow before working capital changes(9)	54.0	32.2	68%
22.7	10.7	111%	EBITDA(10) ($ millions)	51.9	54.9	(6%)
93.6	121.2	(23%)	Working capital (12) ($ millions)	93.6	121.2	(23%)
			Shareholders
0.04	0.00	400%	Earnings (loss) per share – basic ($)	0.03	0.08	(63%)
0.12	0.06	89%	Operating cash flow before working capital changes per share(9)	0.30	0.19	53%
189,993,085	170,518,894	11%	Weighted average shares outstanding	183,009,339	167,289,732	9%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com.

For the year ended December 31, 2022, net revenue, net of $3.0 million of smelting and refining costs, increased by 27% to $210.2 million (2021: $165.3 million).

Gross sales of $213.2 million in 2022 represented a 27% increase over the $167.3 million in 2021. Silver oz sold increased by 68% with a 12% decrease in the realized silver price, resulting in a 47% increase in silver sales. Gold oz sold increased by 1% with a 1% increase in the realized gold price, resulting in a 1% increase in gold sales. During the period, the Company sold 6,464,869 oz silver and 38,868 oz gold for realized prices of $22.07 and $1,814 per oz, respectively, compared to sales of 3,856,883 oz silver and 39,113 oz gold for realized prices of $25.22 and $1,790 per oz, respectively, in 2021. In 2022, silver and gold London spot prices averaged $21.73 and $1,800, respectively.

The Company significantly decreased its finished goods silver and gold inventory to 530,250 oz and 1,707 oz, respectively, at December 31, 2022 compared to 1,082,610 oz silver and 3,674 oz gold at December 31, 2021. The cost allocated to these finished goods was $6.1 million at December 31, 2022 compared to $15.6 million at December 31, 2021. At December 31, 2022, the finished goods inventory fair market value was $15.8 million, compared to $31.7 million at December 31, 2021. Earnings and other financial metrics, including mine operating cash flow(2), operating cash flow(2) and EBITDA(2) were positively impacted by the decreased bullion inventory held at year end.

After cost of sales of $158.6 million (2021 - $128.9 million), an increase of 23%, mine operating earnings were $51.5 million (2021- $36.4 million). The increase in cost of sales was due to increased production, labour, power and consumables costs and significantly higher royalty costs. Cost of sales was also impacted by the increase in ounces sold during 2022, as the Company held less inventory at the end of 2022 than at the end of 2021. Royalties increased 29% to $17.8 million due to increased mining of the high-grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation, which are subject to higher royalty rates. During 2022 the Company’s operations experienced higher than budgeted costs due to global supply constraints, inflationary pressure, materials shortages, labour costs tracking higher than planned and increased purchased ore at the Guanaceví operation.

The Company had operating earnings of $23.5 million (2021: $22.3 million) after exploration and evaluation costs of $16.2 million (2021: $17.9 million), general and administrative costs of $10.6 million (2021: $10.1 million), care and maintenance cost of $0.6 million (2021: $1.3 million), and a write-off of exploration properties of $0.7 million (2021: $0.7 million). In 2021, there was also an impairment reversal of $16.8 million, resulting from the valuation assessment performed for the El Cubo mine and related assets upon classification as held for sale, and severance cost of $0.7 million.

Earnings before income taxes were $25.0 million (2021: $29.7 million) after finance costs of $1.3 million (2021: $1.0 million), a foreign exchange gain of $1.9 million (2021: loss of $1.1 million), a net gain on disposal of assets of $2.5 million primarily generated by the gain on the sale of the El Compas mine of $2.7 million (2021: gain on the sale of El Cubo mine and assets of $5.8 million) and investment and other expense of $1.6 million (2021: investment and other income of $3.7 million).

The Company realized net earnings for the period of $6.2 million (2021: $14.0 million) after an income tax expense of $18.8 million (2021: $15.7 million). Current income tax expense increased to $6.4 million (2021 - $3.5 million) due to increased profitability of the Guanacevi mine impacting both the current income tax and the special mining duty, while deferred income tax expense of $12.4 million is primarily due to the estimated use of loss carryforwards to reduce taxable income at Guanacevi (2021 – $12.2 million)

Direct operating costs(2) on a per tonne basis increased to $130.80, up 13% compared with 2021 due to higher operating costs at Guanaceví and Bolañitos and a 6% decrease in processed tonnes. Guanaceví and Bolañitos have seen increased labour, power and consumables costs primarily driven by inflationary pressure and at Guanaceví, third party ore purchased and operating development have increased compared to the prior year. Direct costs per tonne (2) increased to $155.63, up 16% compared to 2021 due to the increase in direct operating costs as well as the increase in royalty costs.

Consolidated cash costs per oz, net of by-product credits, increased to $10.65 primarily due to the higher direct costs per tonne partially offset by increased silver production due to increased silver grades. All-in sustaining costs decreased 2% to $19.97 per oz in 2022 due to the higher cash costs and a moderate increase in capital expenditures being allocated over the increased silver ozs produced. Actual cash cost metrics were slightly higher than 2022 cost guidance primarily due to the increased costs relating to labour, power, consumables, increased third party ore purchases, higher royalties and special mining duty offset by the higher ore grades mined at Guanacevi.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877- 685-9775 or by email at gmeleger@edrsilver.com

Conference Call

A conference call to discuss the Company’s annual 2022 financial results will be held today at 9:00 a.m. PT / 12:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Thursday, March 2, 2023 at 9:00 a.m. PT / 12:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 9734#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:

Galina Meleger, VP, Investor Relations Email: gmeleger@edrsilver.com Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the December 31, 2022 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the December 31, 2022 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at December 31, 2022	As at December 31, 2021
Current assets	$146,333	$161,762
Current liabilities	52,749	40,554
Working capital	$93,584	$121,208

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for share numbers and per share amounts)	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	$7,961	($471)	$6,201	$13,955
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	-	-	(2,733)	-
Change in fair value of investments	104	5,103	3,470	2,117
Adjusted net earnings (loss)	$8,065	$4,632	$6,938	($6,526)
Basic weighted average share outstanding	189,993,085	170,518,894	183,009,339	167,289,732
Adjusted net earnings (loss) per share	$0.04	$0.03	$0.04	($0.04)

Note: The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company’s judgement are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same.

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Mine operating earnings per financial statements	$21,655	$12,222	$51,525	$36,368
Share-based compensation	89	87	442	421
Amortization and depletion	8,945	5,014	25,179	23,977
Write down of inventory to net realizable value	-	896	1,323	1,168
Mine operating cash flow before taxes	$30,689	$18,219	$78,469	$61,934

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for per share amounts)	2022	2021	2022	2021
Cash from (used in) operating activities per financial statements	$44,391	$18,071	$54,993	$23,462
Net changes in non-cash working capital per financial statements	21,924	7,392	967	(8,776)
Operating cash flow before working capital changes	$22,467	$10,679	$54,026	$32,238
Basic weighted average shares outstanding	189,993,085	170,518,894	183,009,339	167,289,732
Operating cash flow before working capital changes per share	$0.12	$0.06	$0.30	$0.19

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	$7,961	($471)	$6,201	$13,955
Depreciation and depletion – cost of sales	8,945	5,014	25,179	23,977
Depreciation and depletion – exploration	276	92	624	330
Depreciation and depletion – general & administration	58	63	214	165
Depreciation and depletion – care & maintenance	-	30	71	55
Depreciation and depletion – inventory write down	-	-	-	6
Finance costs	233	22	816	724
Current income tax expense	2,850	1,005	6,376	3,481
Deferred income tax expense	2,345	4,992	12,372	12,252
EBITDA	$22,668	$10,747	$51,853	$54,945
Share based compensation	619	718	3,878	3,636
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	-	-	(2,733)	-
Change in fair value of investments	104	5,103	3,470	2,117
Adjusted EBITDA	$23,391	$16,568	$56,468	$38,100

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$74,423	$39,457	$113,880	$51,761	$28,896	$8,946	$89,603
Smelting and refining costs included in net revenue	-	3,029	3,029	-	1,715	244	1,959
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct operating costs	69,283	39,874	109,157	60,345	33,218	8,814	102,377
Royalties	17,554	257	17,811	13,165	265	350	13,780
Special mining duty (1)	2,612	302	2,914	2,674	53	-	2,727
Direct costs	89,449	40,433	129,882	76,184	33,536	9,164	118,884
By-product gold sales	(27,569)	(42,932)	(70,501)	(22,639)	(38,645)	(8,738)	(70,022)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(2,740)	(354)	(3,094)	(1,900)	(4,784)	-	(6,684)
Cash costs net of by-product	61,040	1,931	62,971	52,380	(9,147)	1,709	44,942
Amortization and depletion	14,129	11,050	25,179	7,944	13,491	2,713	24,148
Share-based compensation	221	221	442	180	180	61	421
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation and depletion cost adjustment	-	-	-	-	-	6	6
Closing finished goods depreciation and depletion	862	79	941	1,965	635	-	2,600
Total production costs	$74,287	$12,646	$86,933	$62,198	$5,055	$3,685	$70,938

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	412,303	422,239	834,542	414,355	418,514	54,555	887,424
Payable silver ounces	5,324,531	587,978	5,912,509	4,320,567	462,700	43,414	4,826,681

Cash costs per silver ounce	$11.46	$3.28	$10.65	$12.12	($19.77)	$39.37	$9.31
Total production costs per ounce	$13.95	$21.51	$14.70	$14.40	$10.93	$84.88	$14.70
Direct operating costs per tonne	$168.04	$94.43	$130.80	$145.64	$79.37	$161.56	$115.36
Direct costs per tonne	$216.95	$95.76	$155.63	$183.86	$80.13	$167.98	$133.97

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	33,586	9,235	42,821	18,689	7,329	(5)	26,013
Smelting and refining costs included in net revenue	-	694	694	-	362	(4)	358
Opening finished goods	(18,080)	(195)	(18,275)	(12,910)	(2,306)	-	(15,216)
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct operating costs	20,459	9,979	30,438	15,872	8,242	(9)	24,105
Royalties	8,430	49	8,479	4,199	79	4	4,282
Special mining duty (1)	845	16	861	932	(152)	-	780
Direct costs	29,734	10,044	39,778	21,003	8,169	(5)	29,167
By-product gold sales	(11,591)	(9,527)	(21,118)	(7,293)	(8,380)	(112)	(15,785)
Opening gold inventory fair market value	5,368	240	5,608	2,127	3,560	-	5,687
Closing gold inventory fair market value	(2,740)	(354)	(3,094)	(1,900)	(4,784)	-	(6,684)
Cash costs net of by-product	20,771	403	21,174	13,937	(1,435)	(117)	12,385
Amortization and depletion	6,160	2,785	8,945	2,181	2,827	177	5,185
Share-based compensation	45	44	89	43	44	-	87
Opening finished goods depreciation and depletion	(3,776)	(60)	(3,836)	(1,920)	(1,171)	-	(3,091)
Closing finished goods depreciation and depletion	862	79	941	1,965	635	-	2,600
Total production costs	$24,062	$3,251	$27,313	$16,206	$900	$66	$17,172

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	119,305	104,984	224,289	108,334	105,158	N/A	213,492
Payable silver ounces	1,675,322	141,491	1,816,813	1,298,036	134,178	364	1,432,578

Cash costs per silver ounce	$12.40	$2.85	$11.65	$10.74	($10.69)	N/A	$8.65
Total production costs per ounce	$14.36	$22.98	$15.03	$12.49	$6.71	N/A	$11.99
Direct operating costs per tonne	$171.48	$95.05	$135.71	$146.51	$78.38	N/A	$112.91
Direct costs per tonne	$249.23	$95.67	$177.35	$193.87	$77.68	N/A	$136.62

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$61,040	$1,931	$62,971	$52,380	($9,147)	$1,709	$44,942
Operations share-based compensation	221	221	442	180	180	61	421
Corporate general and administrative	5,439	1,951	7,390	4,564	2,082	329	6,975
Corporate share-based compensation	2,214	795	3,009	1,912	873	138	2,923
Reclamation - amortization/accretion	268	211	479	100	83	9	192
Mine site expensed exploration	1,351	1,158	2,509	1,611	1,216	198	3,025
Intangible payments	30	11	41	250	114	18	382
Equipment loan payments	981	1,955	2,936	1,099	2,082	-	3,181
Capital expenditures sustaining	26,561	11,756	38,317	21,964	14,150	-	36,114
All-In-Sustaining Costs	$98,105	$19,989	$118,094	$84,060	$11,633	$2,462	$98,155
Growth exploration and evaluation			12,626				14,277
Growth capital expenditures			35,450				7,872
All-In-Costs			$166,170				$120,304

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	412,303	422,239	834,542	414,355	418,514	54,555	887,424
Payable silver ounces	5,324,531	587,978	5,912,509	4,320,567	462,700	43,414	4,826,681
Silver equivalent production (ounces)	6,599,353	2,367,932	8,967,285	5,398,927	2,463,572	389,248	8,251,747

Sustaining cost per ounce	$18.43	$34.00	$19.97	$19.46	$25.14	$56.71	$20.34
All-In-costs per ounce			$28.10				$24.92

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$20,771	$403	$21,174	$13,937	($1,435)	($117)	$12,385
Operations share-based compensation	45	44	89	43	44	-	87
Corporate general and administrative	1,771	506	2,277	1,538	578	22	2,138
Corporate share-based compensation	365	67	432	439	141	(11)	569
Reclamation - amortization/accretion	70	53	123	62	50	2	114
Mine site expensed exploration	323	295	618	251	448	-	699
Intangible payments	-	-	-	72	26	-	98
Equipment loan payments	245	489	734	246	489	-	735
Capital expenditures sustaining	6,653	3,103	9,756	7,742	3,344	-	11,086
All-In-Sustaining Costs	$30,243	$4,960	$35,203	$24,330	$3,685	($104	$27,911
Growth exploration and evaluation			4,170				3,254
Growth capital expenditures			18,672				4,135
All-In-Costs			$58,045				$35,300

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	119,305	104,984	224,289	108,334	105,158	N/A	213,492
Payable silver ounces	1,675,322	141,491	1,816,813	1,298,036	134,178	364	1,432,578
Silver equivalent production (ounces)	2,075,243	585,192	2,660,435	1,612,741	581,418	5,085	2,199,244

Sustaining cost per ounce	$18.05	$35.06	$19.38	$18.74	$27.46	($285.98)	$19.48
All-In-costs per ounce			$31.95				$24.64

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Capital expenditures sustaining	$9,756	$11,086	$38,317	$36,114
Growth capital expenditures	18,672	4,135	35,450	7,872
Acquisition capital expenditures	(50)	10,106	35,948	10,106
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$28,378	$25,327	$109,715	$54,092

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$74,423	$39,457	$113,880	$51,761	$28,896	$8,946	$89,603
Smelting and refining costs included in net revenue	-	$3,029	$3,029	-	1,715	244	1,959
Royalties	17,554	257	17,811	13,165	265	350	13,780
Special mining duty (1)	2,612	302	2,914	2,674	53	-	2,727
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct costs	89,449	40,433	129,882	76,184	33,536	9,164	118,884

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	5,340,553	622,892	5,963,445	4,333,567	491,412	45,808	4,870,787
Average realized silver price ($)	22.07	22.07	22.07	25.22	25.22	25.22	25.22
Silver value ($)	117,872,913	13,748,032	131,620,946	109,292,560	12,393,411	1,155,278	122,841,248

Gold production (ounces)	15,735	21,813	37,548	13,317	24,652	4,293	42,262
Average realized gold price ($)	1,814	1,814	1,814	1,790	1,790	1,790	1,790
Gold value ($)	28,541,042	39,565,666	68,106,709	23,837,430	44,127,080	7,684,470	75,648,980

Total metal value ($)	146,413,956	53,313,698	199,727,654	133,129,990	56,520,491	8,839,748	198,490,228
Pro-rated silver costs (%)	81%	26%	66%	82%	22%	13%	62%
Pro-rated gold costs (%)	19%	74%	34%	18%	78%	87%	38%

Pro-rated silver costs ($)	72,012	10,426	85,593	62,543	7,354	1,198	73,575
Pro-rated gold costs ($)	17,437	30,007	44,289	13,641	26,182	7,966	45,309

Silver co-product cash costs ($)	13.48	16.74	14.35	14.43	14.96	26.15	15.11
Gold co-product cash costs ($)	1,108	1,376	1,180	1,024	1,062	1,856	1,072

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$33,586	$9,235	$42,821	$18,689	$7,329	($5)	$26,013
Smelting and refining costs included in net revenue	-	694	694	-	362	(4)	358
Royalties	8,430	49	8,479	4,199	79	4	4,282
Special mining duty (1)	845	16	861	932	(152)	-	780
Opening finished goods	(18,080)	(195)	(18,275)	(12,910)	(2,306)	-	(15,216)
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct costs	$29,734	$10,044	$39,778	$21,003	$8,169	($5)	$29,167

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,680,363	150,472	1,830,835	1,301,941	141,258	365	1,443,564
Average realized silver price ($)	21.86	21.86	21.86	23.41	23.41	23.41	23.41
Silver value ($)	36,725,566	3,288,676	40,014,242	30,478,439	3,306,850	8,545	33,793,833

Gold production (ounces)	4,936	5,434	10,370	3,885	5,502	59	9,446
Average realized gold price ($)	1,783	1,783	1,783	1,811	1,811	1,811	1,811
Gold value ($)	8,801,693	9,689,708	18,491,401	7,035,735	9,964,122	106,849	17,106,706

Total metal value ($)	45,527,258	12,978,384	58,505,642	37,514,174	13,270,972	115,394	50,900,539
Pro-rated silver costs (%)	81%	25%	68%	81%	25%	7%	66%
Pro-rated gold costs (%)	19%	75%	32%	19%	75%	93%	34%

Pro-rated silver costs ($)	23,986	2,545	27,206	17,064	2,036	-	19,365
Pro-rated gold costs ($)	5,748	7,499	12,572	3,939	6,133	(5)	9,802

Silver co-product cash costs ($)	14.27	16.91	14.86	13.11	14.41	(1.01)	13.41
Gold co-product cash costs ($)	1,165	1,380	1,212	1,014	1,115	(78)	1,038

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Gross silver sales	$61,565	$33,090	$142,688	$97,257
Silver ounces sold	2,816,881	1,413,699	6,464,868	3,856,883
Realized silver price per ounces	$21.86	$23.41	$22.07	$25.22

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Gross gold sales	$21,118	$15,786	$70,501	$70,022
Gold ounces sold	11,843	8,715	38,868	39,113
Realized gold price per ounces	$1,783	$1,811	$1,814	$1,790

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera project, including anticipated decisions on construction and financing, estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, availability of debt financing for the Terronera Project, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)
	Years ended
	December 31,	December 31,
	2022	2021
Revenue	$210,160	$165,320

Cost of sales:
Direct production costs	113,880	89,603
Royalties	17,811	13,783
Share-based payments	442	421
Depreciation, depletion and amortization	25,179	23,977
Write down of inventory to net realizable value	1,323	1,168
	158,635	128,952

Mine operating earnings	51,525	36,368

Expenses:
Exploration and evaluation	16,186	17,925
General and administrative	10,613	10,063
Care and maintenance costs	580	1,356
Impairment (reversal of impairment) of non-current assets, net	-	(16,791)
Severance costs	-	870
Write off of mineral properties	682	715
	28,061	14,138

Operating earnings	23,464	22,230

Finance costs	1,300	985
Other income (expense):
Foreign exchange gain (loss)	1,853	(1,131)
Gain on asset disposal	2,503	5,841
Investment and other	(1,571)	3,733
	2,785	8,443
Earnings before income taxes	24,949	29,688

Income tax expense:
Current income tax expense	6,376	3,481
Deferred income tax expense	12,372	12,252

	18,748	15,733
Net earnings and comprehensive earnings for the year	$6,201	$13,955

Basic earnings per share based on net earnings	$0.03	$0.08
Diluted earnings per share based on net earnings	$0.03	$0.08

Basic weighted average number of shares outstanding	183,009,339	167,289,732
Diluted weighted average number of shares outstanding	185,349,634	170,663,883

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	$83,391	$103,303
Other investments	8,647	11,200
Accounts and other receivables	13,136	14,462
Income tax receivable	4,024	177
Inventories	19,184	27,485
Prepaid expenses	16,951	5,135
Loans receivable	1,000	-
Total current assets	146,333	161,762

Non-current deposits	565	599
Non-current income tax receivable	3,570	3,570
Non-current other investments	1,388	-
Non-current IVA receivable	10,154	4,256
Non-current loans receivable	2,729	-
Deferred income tax asset	-	936
Intangible assets	-	40
Right-of-use leased assets	806	664
Mineral properties, plant and equipment	233,892	122,197
Total assets	$399,437	$294,024

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,831	$31,991
Income taxes payable	6,616	4,228
Loans payable	6,041	4,128
Lease liabilities	261	207
Total current liabilities	52,749	40,554

Loans payable	8,469	6,366
Lease liabilities	812	794
Provision for reclamation and rehabilitation	7,601	7,397
Deferred income tax liability	12,944	1,506
Other non-current liabilities	968	-
Total liabilities	83,543	56,617

Shareholders’ equity
Common shares, unlimited shares authorized, no par value, issued, issuable and outstanding 189,995,563 shares (Dec 31, 2021 - 170,537,307 shares)	657,866	585,406
Contributed surplus	6,115	6,331
Retained earnings (deficit)	(348,087)	(354,330)
Total shareholders’ equity	315,894	237,407
Total liabilities and shareholders’ equity	$399,437	$294,024

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)
	Years ended
	December 31,	December 31,
	2022	2021
Operating activities
Net earnings (loss) for the year	$6,201	$13,955
Items not affecting cash:
Share-based compensation	3,878	3,636
Depreciation, depletion and amortization	26,088	24,527
Impairment (reversal of impairment) of non-current assets, net	-	(16,791)
Deferred income tax expense (recovery)	12,372	12,252
Unrealized foreign exchange loss (gain)	344	(176)
Finance costs	1,300	985
Accretion of loans receivable	(97)	-
Long term employee benefits	968	-
Write off of mineral properties	682	715
Write down of warehouse inventory	1,323	894
Write down of inventory to net realizable value	-	272
Loss (gain) on asset disposal	(2,503)	(5,914)
Loss (gain) on other investments	3,470	(2,117)
Net changes in non-cash working capital	967	(8,776)
Cash from operating activities	54,993	23,462

Investing activities
Proceeds on disposal of property, plant and equipment	350	10,113
Mineral properties, plant and equipment	(109,715)	(54,092)
Purchase of other investments	(2,119)	(3,307)
Proceeds from disposal of other investments	-	9,288
Redemption of (investment in) non-current deposits	34	(8)
Cash used in investing activities	(111,450)	(38,006)

Financing activities
Repayment of loans payable	(5,054)	(3,563)
Repayment of lease liabilities	(219)	(179)
Interest paid	(790)	(668)
Public equity offerings	46,001	59,998
Exercise of options	1,607	4,719
Share issuance costs	(2,885)	(1,293)
Performance and deferred share unit settlement	(1,904)	(2,363)
Cash from financing activities	36,756	56,651

Effect of exchange rate change on cash and cash equivalents	(211)	113

Increase in cash and cash equivalents	(19,701)	42,107
Cash and cash equivalents, beginning of the year	103,303	61,083
Cash and cash equivalents, end of the year	$83,391	$103,303

Supplemental cash flow information (Note 19)